EXHIBIT 99.1

Galapagos exercises co-promotion option for filgotinib with collaboration partner Gilead Sciences in eight European countries

Equity lock-up and standstill arrangement between the companies to expire on 31 December 2017

Mechelen, Belgium; 14 December 2017; 22.01 CET - Galapagos NV (Euronext & NASDAQ: GLPG) announced today the decision to opt-in on the co-promotion of filgotinib with collaboration partner Gilead Sciences in eight European countries, should filgotinib be approved for commercial sale.

Galapagos assumes 35% of the co-promotion efforts in Germany, France, Italy, Spain, the United Kingdom, the Netherlands, Belgium, and Luxembourg. The parties will share equally in the net profit and net losses in these territories. In the markets in Belgium, the Netherlands, and Luxembourg, Galapagos will book the sales. Outside the co-promotion territories, Galapagos will be eligible to receive tiered royalty percentages ranging from 20-30%  on global net sales of filgotinib.

"With this decision, Galapagos takes the next step in its development and moves towards the commercial phase. We and Gilead are preparing the potential launch of filgotinib, during which time Galapagos plans to build a commercial infrastructure to co-promote with Gilead. It is gratifying that, after all the early years of innovation, Galapagos is now preparing to commercialize the first asset arising from our discovery efforts," said CEO and founder of Galapagos, Onno van de Stolpe.

Filgotinib is an investigational therapy, and its safety and efficacy have not been established. Filgotinib is currently being evaluated in Phase 3 studies in rheumatoid arthritis, Crohn's disease, and ulcerative colitis, and in Phase 2 studies in small bowel Crohn's disease, fistulizing Crohn's disease, Sjögrens, ankylosing spondylitis, psoriatic arthritis, cutaneous lupus erythematosus, uveitis, and lupus membranous nephropathy.

Update on lock-up and standstill arrangement with Gilead
At the closing of the collaboration agreement transaction in January 2016, Gilead made a $425 million (or €392 million) equity investment in Galapagos, as a result of which Gilead acquired 6,760,701 ordinary shares of Galapagos, representing 13.27% of the currently outstanding share capital of Galapagos. Further to this collaboration agreement, the parties agreed to a lock-up and standstill arrangement. The lock-up and standstill arrangement will expire on 31 December 2017.

About the collaboration agreement with Gilead
In December 2015, Galapagos entered into a global collaboration agreement with Gilead to develop and commercialize filgotinib for the treatment of inflammatory indications. Galapagos received an upfront payment of $725 million consisting of a one-time license fee in the amount of $300 million and a $425 million equity investment. In addition, Galapagos will be eligible to receive development and regulatory milestone-based payments of up to $755 million, of which Galapagos has already received $70 million, and sales-based milestone payments of up to $600 million. Galapagos will be eligible to receive tiered royalty percentages ranging from 20% to 30% on global net sales of licensed products. Galapagos will assume a portion of the co-promotion effort in Germany, France, Italy, Spain, the United Kingdom, the Netherlands, Belgium, and Luxembourg and will share equally in the net profits and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion. Under the terms of the collaboration, Gilead is primarily responsible for development and for seeking regulatory approval of the licensed product. Galapagos is responsible for co-funding 20% of development costs through to regulatory approval.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 578 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contact

Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Paul van der Horst
Director IR & Business Development
+31 71 750 6707
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Galapagos forward-looking statements
This release may contain forward-looking statements pertaining to Galapagos, including, among other things, statements regarding its collaboration with Gilead, including royalties and milestone payments, profit and loss sharing, and development plans and related costs, or regarding the timing, progress and/or results of clinical studies with, and plans related to, filgotinib, including commercialization plans. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos' expectations regarding its filgotinib development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research program may not support registration or further development of filgotinib due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for filgotinib, Gilead), and estimating the commercial potential of filgotinib. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.